RUBICON MINERALS CORPORATION

Suite 1540 - 800 West Pender Street
Vancouver, BC
V6C 2V6
Telephone: (604) 623-3333
Facsimile: (604) 623-3355
www.rubiconminerals.com

MANAGEMENT INFORMATION CIRCULAR
containing information as at May 17, 2005 unless otherwise noted

SOLICITATION OF PROXIES

Solicitation of Proxies by Management

This Management Information Circular ("Circular") is being furnished in connection with the solicitation of proxies by the management of Rubicon Minerals Corporation (the "Company") for use at the Annual and Special General Meeting of the shareholders of the Company to be held on Thursday, June 23, 2005 (the "Meeting") at the time and place and for the purposes set forth in the accompanying Notice of Meeting and any adjournment thereof.

Cost and Manner of Solicitation

While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone, facsimile or electronically by the directors and regular employees of the Company or other proxy solicitation services. In accordance with National Instrument 54-101, arrangements have been made to forward solicitation materials to the beneficial owners of Common shares of the Company. All costs of solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

Appointment of Proxy

A shareholder entitled to vote at the Meeting may, by means of a properly executed and deposited proxy, appoint a proxyholder or one or more alternate proxyholders, who need not be shareholders of the Company, to attend and act at the Meeting for the shareholder and on the shareholder's behalf.

The individuals named in the enclosed form of proxy are the Chairman of the Board and the President and Chief Executive Officer of the Company (the "Management Designees"). A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE NAMES OF THE MANAGEMENT DESIGNEES OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed, dated and signed form of proxy is deposited with Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 or by fax 1-866-249-7775 or as otherwise provided in the proxy, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or is delivered to the chair of the Meeting prior to the commencement of the Meeting or an adjourned meeting.

Revocation of Proxy

A shareholder who has given a proxy may revoke it by an instrument in writing duly executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, 2800 Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2Z7, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the chair of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

In addition, a proxy may be revoked by a shareholder properly completing, executing and depositing another form of proxy bearing a later date at the offices of Computershare Investor Services Inc. within the time period and in the manner set out under the heading "Appointment of Proxy" above or by the shareholder personally attending the Meeting, withdrawing his or her prior proxy and voting the shares.

Voting of Proxies and Exercise of Discretion by Proxyholders

Unless a poll is called for or required by law, voting at the Meeting will be by a show of hands. Common shares represented by a properly completed, executed and deposited proxy are only entitled to be voted on any poll and, where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the shares will, on a poll, be voted or withheld from voting in accordance with the specification so made.

IF A CHOICE WITH RESPECT TO ANY MATTER IS NOT CLEARLY SPECIFIED IN THE PROXY, THE MANAGEMENT DESIGNEES WILL VOTE THE SHARES REPRESENTED BY THE PROXY "FOR" SUCH MATTER.

The enclosed form of proxy when properly completed, executed and deposited and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the accompanying Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the Management Designees to vote in accordance with their best judgment on such matters or business. At the date of this Circular, management knows of no such amendment, variation or other matter which may be presented to the Meeting.

Advice to Beneficial Holders of Common Shares

Only registered holders of Common shares of the Company or the persons they validly appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Common shares beneficially owned by a person (a "NonRegistered Holder") are registered either: (i) in the name of an intermediary (an "Intermediary") (including banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans) that the Non-Registered Holder deals with in respect of the shares, or (ii) in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant.

Distribution to NOBOs

In accordance with the requirements of the Canadian Securities Administrators and National Instrument 54-101,

Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI-54-101"), the Company will have caused its agent to distribute copies of the Notice of Meeting and this Circular (collectively, the "meeting materials") as well as a Voting Instruction Form directly to those Non-Registered Holders who have provided instructions to an Intermediary that such Non-Registered Holder does not object to the Intermediary disclosing ownership information about the beneficial owner ("Non-Objecting Beneficial Owner" or "NOBO").

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for Voting Instruction Form enclosed with mailings to NOBOs.

The meeting materials distributed by the Company's agent to NOBOs include a scannable Voting Instruction Form. Please carefully review the instructions on the Voting Instruction Form for completion and deposit.

Distribution to OBOs

In addition, the Company will have caused its agent to deliver copies of the meeting materials to the clearing agencies and Intermediaries for onward distribution to those Non-Registered Shareholders who have provided instructions to an Intermediary that the beneficial owner objects to the Intermediary disclosing ownership information about the beneficial owner ("Objecting Beneficial Owner" or "OBO").

Intermediaries are required to forward the meeting materials to OBOs unless an OBO has waived his or her right to receive them. Intermediaries often use service companies such as ADP to forward the meeting materials to OBOs. Generally, those OBOs who have not waived the right to receive meeting materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number of shares beneficially owned by the OBO, but which is otherwise uncompleted. This form of proxy need not be signed by the OBO. In this case, the OBO who wishes to submit a proxy should properly complete the form of proxy and deposit it with Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 or by fax at 1-866-249-7775 or as otherwise provided in the proxy, with respect to the Common shares beneficially owned by such OBO, in accordance with the instructions elsewhere in this Circular; OR

(b) more typically, be given a voting registration form which is not signed by the Intermediary and which, when properly completed and signed by the OBO and returned to the Intermediary or its service company, will constitute authority and instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page preprinted form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code or other information. In order for the form of proxy to validly constitute a proxy authorization form, the OBO must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit the OBO to direct the voting of the shares he or she beneficially owns.

Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the persons named in the form and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions, including those regarding when and where the proxy or proxy authorization form is to be delivered.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities

The Company's authorized share structure consists of 250,000,000 Common shares without par value. As at May 16, 2005, the Company has issued and outstanding 58,828,524 fully paid and non-assessable Common shares, each Common share carrying the right to one vote. The Company has no other classes of voting securities.

Record Date

Any Shareholder of record at the close of business on May 16, 2005 (the "Record Date") who either personally attends the Meeting or who has submitted a properly executed and deposited form of proxy in the manner and subject to the provisions described above and which has not been revoked shall be entitled to vote or to have his or her shares voted at the Meeting.

Principal Holders

To the knowledge of the directors and senior officers of the Company, as at May 16, 2005, the only person or company who beneficially owns, directly or indirectly, or exercises control or direction over Common shares carrying more than 10% of the voting rights attached to all outstanding Common shares of the Company is:

Name	No. of Common Shares	Percentage

John Tognetti	7,753,213(1)	13.18%

Note:
(1) Of these shares, 1,233,000 are held by family members of John Tognetti.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Circular, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate or any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

STATEMENT OF EXECUTIVE COMPENSATION

Executive Officers of the Company

For the purposes of this Circular:

(a) "CEO" of the Company means each individual who served as Chief Executive Officer of the Company or acted in a similar capacity during the most recently completed financial year;

(b) "CFO" of the Company means each individual who served as Chief Financial Officer of the Company or acted in a similar capacity during the most recently completed financial year;

(c) "Executive Officer" of the Company means an individual who is the Chairman or Vice-Chairman of the Board, the President, a Vice-President in charge of a principal business unit, division or function including sales, finance or production, an officer of the Company or any of its subsidiaries who performed a policy-making function in respect of the Company, or any other individual who performed a policy-making function in respect of the Company; and

(d) "Named Executive Officers" means:

(i) each CEO;

(ii) each CFO;

(iii) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000; and

(iv) any additional individuals who would have been included under paragraph (iii) were it not for the fact that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

Executive Compensation

For the financial year ended December 31, 2004, the Company had five Executive Officers of whom three were also directors as at December 31, 2004. The aggregate cash compensation (including salaries, fees, directors' fees, commissions, bonuses paid for services rendered during the most recently completed financial year, bonuses paid for services rendered in a previous year, and any compensation other than bonuses earned during the most recently completed financial year the payment of which was deferred) paid to the executive officers (or companies controlled by executive officers), in the capacity as an executive officer, for the most recently completed financial year, was $576,836.

Summary of Compensation

The following table sets forth all compensation paid by the Company and/or its subsidiaries for the three most recently completed financial years in respect of the individuals who were, at December 31, 2004, the Chief Executive Officer and the Chief Financial Officer of the Company (the "Named Executive Officers"). The Company had no executive officers during the financial year ended December 31, 2004 whose total salary and bonus exceeded $150,000.

Summary Compensation Table

		Annual Compensation			Long Term Compensation			All Other
								Compensation
					Awards		Payouts
					Securities	Restricted
				Other	Under	Shares or
				Annual	Option/	Restricted
				Compen-	SAR's	Share	LTIP	All Other
Name and		Salary	Bonus	sation	granted(1)	Units	Payouts(2)	Compensation
Principal Position	Period	($)	($)	($)	(#)	($)	($)	($)

DAVID W.	2004	130,000(3)	40,000(4)	-	-	N/A	N/A	N/A
ADAMSON	2003	78,000(3)	60,000(5)	265,000(6)	-	N/A	N/A	N/A
President & CEO	2002	78,000(3)	-	-	175,000(7)	N/A	N/A	N/A

PETER G. WONG	2004	90,000(8)	-	-	-	N/A	N/A	N/A
CFO	2003	3,913(8)	-	-	300,000(9)	N/A	N/A	N/A
	2002	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

(1) "SARs" or "Stock Appreciation Right" means any right granted by the Company as compensation for services rendered, to receive a payment of cash or issue or transfer securities based wholly or in part on changes in the trading price of publicly traded securities of the Corporation.

(2) "LTIP" or "Long Term Incentive Plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include options or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

(3) Paid pursuant to an Employment Agreement dated January 1, 2002. See "Termination of Employment, Change in Responsibilities and Employment Contracts" below for particulars.

(4) The bonus was awarded and accrued in 2004 and paid in 2005.

(5) The bonus was awarded and accrued in 2003 and paid in 2004.

(6) Represents the aggregate dollar value of the difference between the exercise price of stock options and the closing market price on the trading day immediately prior to exercise.

(7) Stock option granted on August 8, 2002, exercisable at $0.83 per share until August 8, 2007.

(8) Paid pursuant to an Employment Agreement dated December 1, 2003. See "Termination of Employment, Change in Responsibilities and Employment Contracts" below for particulars. Mr. Wong commenced employment with the Company on December 10, 2003.

(9) Stock option granted on December 10, 2003 exercisable at $1.46 per share until December 10, 2013.

Long Term Incentive Plan Awards

The Company does not have a long term incentive plan for the Named Executive Officers.

Grant of Stock Options/SARs

There were no stock options granted by the Company to the Named Executive Officers during the financial year ended December 31, 2004.

Exercise of Stock Options/Aggregated Year End Value

The following table sets forth particulars of stock options exercised during the financial year ended December 31, 2004, and the financial year end value of unexercised stock options held by the Named Executive Officers as at December 31, 2004.

Aggregated Option SAR/Exercises During the Financial Year Ended December 31, 2004 And Financial Year-End Option Values

	Securities	Aggregate	Unexercised	Value of Unexercised in the
	Acquired on	Value	Options at FY-End	Money-Options at FY-End
	Exercise	Realized	(#)	($)
Name	(#)	($)	Exercisable/Unexercisable	Exercisable/Unexercisable

DAVID W. ADAMSON	nil	N/A	175,000 (exercisable)(1)	66,500(3)
President & CEO

PETER G. WONG	nil	N/A	100,000 (exercisable)(2)	nil(4)
CFO			200,000 (non-exercisable)(2)

Notes:

(1) Stock option granted on August 8, 2002 to purchase Common shares at $0.83 per share.

(2) Stock option granted on December 10, 2003, to purchase Common shares at $1.45 per share, vesting in stages over a three year period from the date of grant.

(3) Based on the difference between the closing price of $1.21 for the Common shares of the Company on the TSX on December 31, 2004 and the exercise price of the stock options.

(4) These options were not "in the money" on December 31, 2004.

Option and SAR Repricings

During the financial year ended December 31, 2004, the Company has not repriced downward any stock options or SARs held by the Named Executive Officers or by any other executive officer.

Pension Arrangements

The Company does not have any pension arrangements in place for the Named Executive Officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

By an employment agreement dated January 1, 2002, the Company engaged the services of David W. Adamson as President and CEO, and to provide geological services to the Company, under which he receives a salary of $78,000 per annum. Mr. Adamson's salary was increased to $130,000 per annum effective January 1, 2004. This employment agreement provides that in the event of a significant change in the affairs of the Company such as a takeover bid, change of control of the Board, the sale, exchange or other disposition of a majority of the outstanding common shares of the Company, the merger or amalgamation or other corporate restructuring of the Company in a transaction or series of transactions in which the Company's members receive less than 51% of outstanding common shares of the new or continuing corporation ("Significant Change"), then at the option of Mr. Adamson exercisable at any time within 18 months after the date of such event, Mr. Adamson may elect to continue to be employed by the Company or give notice of termination in which event the Company shall pay Mr. Adamson an amount equal to two times the annual salary then in effect.

By an employment agreement dated December 1, 2003, the Company engaged the services of Peter G. Wong as Chief Financial Officer of the Company, under which he receives a salary of $90,000 per annum for a period of three years. This employment agreement provides that in the event of a Significant Change in the affairs of the Company, then at the option of Mr. Wong exercisable at any time within 6 months after the date of such event, Mr. Wong may elect to continue to be employed by the Company or give notice of termination in which event the Company shall pay Mr. Wong an amount equal to two times the annual salary then in effect.

The criteria used to determine the amount payable to the Named Executive Officers was based on industry standards and the Company's financial circumstances. The employment agreements with the Named Executive Officers were accepted by the Board of Directors based on recommendations of the Compensation Committee.

Composition of the Compensation Committee

The Compensation Committee of the Company consists of David R. Reid (Chair), Philip S. Martin and John Brodie, FCA. No member of the Compensation Committee was, during the most recently completed financial year an officer or employee or former officer of the Company or any of its subsidiaries, or indebted to the Company or any of its subsidiaries or another entity in which the Company or its subsidiaries has provided a guarantee, support agreement, letter of credit or other similar arrangement or understanding in support of such indebtedness. Other than as disclosed in this Circular, no member of the Compensation Committee had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries. None of the members of the Compensation Committee are executive officers of the Company.

Compensation of Directors

During the fiscal year ended December 31, 2004, the Company paid cash compensation, directly or indirectly, to Directors of the Company other than the Named Executive Officers (the "Other Directors") as follows:

  J. Garfield MacVeigh, Chairman of the Board, was paid $85,000 for services as an officer and for providing geological services to the Company;

  Michael J. Gray, former Vice-President Exploration and Corporate Secretary, was paid $100,000 for services as an officer and for providing geological services to the Company. Mr. Gray resigned as a director of the Company on January 27, 2005 and resigned his employment with the Company effective April 15, 2005;

  Davis & Company, the Company's legal counsel, accrued or was paid $664,277 in legal fees by the Company for legal services (including $254,471 for the Company's subsidiary, Toquima Minerals Corporation ("Toquima")). David R. Reid, a director of the Company, is a partner of Davis & Company. See "Interest of Informed Persons in Material Transactions".

By an employment agreement dated August 1, 1996 the Company engaged the services of J. Garfield MacVeigh to act as President and CEO, and to provide geological services to the Company. Under the employment agreement, Mr. MacVeigh received a salary of $60,000 per annum for a term of three years ending on July 31, 1999, which has been automatically renewed annually on the anniversary date for further terms of one year each and now also applies to Mr. MacVeigh in his capacity as Chairman. Mr. MacVeigh's salary was increased to $85,000 per annum effective January 1, 2004. The August 1, 1996 employment agreement with Mr. MacVeigh regarding a Significant Change is on the same terms and conditions as the January 1, 2002 employment agreement with Mr. Adamson and the December 1, 2003 employment agreement with Mr. Wong described above under "Termination of Employment, Change in Responsibilities and Employment Contracts".

The Company has no pension plan and no standard or other arrangement for compensation to the Other Directors of the Company except the granting of stock options. No stock options were granted by the Company to the Other Directors during the financial year ended December 31, 2004.

Report on Executive Compensation

When determining the compensation of its executive officers, the Board considers the objectives of: (i) recruiting and retaining the executives critical to the success of the Company and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and shareholders of the Company; and (iv) rewarding performance, both on an individual basis and with respect to the business in general. In order to achieve these objectives, the compensation paid to executive officers consists of three components:

  base salary;

  bonus; and

  long-term incentive in the form of stock options granted in accordance with the policies of the Toronto Stock Exchange ("TSX").

Base Salary

The base salary of each particular executive officer is determined by an assessment by the Compensation Committee of such executive officer's performance, a consideration of competitive compensation levels in companies similar to the Company and a review of the performance of the Company as a whole and the role such executive officer played in such company performance.

Bonus

Bonuses are performance based short-term financial incentives and will be paid based on certain indicators such as personal performance, team performance and/or Company financial performance. Bonus levels will be determined by level of position with the Company.

Long-Term Incentive

The Company provides a long-term incentive by granting stock options to executive officers. On May 6, 2003, the Board adopted a Stock Option Plan to provide incentive to directors, officers, employees and consultants. Any options granted permit executive officers to acquire Common shares at an exercise price equal to the closing market price of such shares under option on the trading day immediately preceding the date on which the option was granted, less any discounts permitted under the policies of the stock exchange on which the Common shares of the Company are listed. The objective of granting options is to encourage executive officers to acquire an ownership interest in the Company over a period of time, which acts as a financial incentive for such executive officer to consider the long-term interests of the Company and its shareholders.

During the financial year ended December 31, 2004, David W. Adamson, President and CEO, and Peter G. Wong, Chief Financial Officer, were paid their base salary in accordance with the terms of their employment agreements with the Company. In addition, David W. Adamson was paid a $40,000 performance bonus. Except for the payment of the bonus to Mr. Adamson, no stock options were issued and no bonuses were paid to Mr. Adamson or Mr. Wong or to any of the other executive officers or directors of the Company during the financial year ended December 31, 2004, based on industry standards and the Company's financial circumstances at the time.

The foregoing report has been submitted by: David R. Reid (Chair),
                                                                                 Philip S. Martin and John Brodie, FCA
                                                                                 Compensation Committee

Performance Graph

The following chart compares the yearly percentage change in the cumulative total shareholder return on the Common shares of the Company against the cumulative total shareholder return of the S&P/TSX Index (Total Return Index Value) and the TSX Gold and Precious Minerals Sub-Index (Total Return Index Value) for the fiscal periods 1999 through 2004, assuming a $100 initial investment with all dividends reinvested.

	1999	2000	2001	2002	2003	2004
Rubicon Minerals Corporation	$100.00	$63.41	$139.02	$275.61	$348.78	$295.12
S&P/TSX Composite Index	$100.00	$106.18	$91.38	$78.62	$97.71	$109.90
S&P/TSX Composite - Precious Metals &	$100.00	$84.91	$88.08	$127.74	$181.05	$150.12
Minerals Sub-index

Note:

(1) Each Index for the years 1999 through 2004 is as at December 31.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of the Company's compensation plans under which equity securities of the Company are authorized for issuance at December 31, 2004.

Equity Compensation Plan Information

	Number of securities to be	Weighted-average	Number of securities
	issued upon exercise of	exercise price of	remaining available for
	outstanding options	outstanding options,	future issuance under
Plan Category	warrants and rights	warrants and rights	equity compensation plans

Equity compensation	3,486,625	$1.11	2,596,790
plans approved by
securityholders

Equity compensation	N/A	N/A	N/A
plans not approved by
securityholders

Total	3,486,625		2,596,790

The Company has a stock option plan under which Common shares are authorized for issuance. See "2004 Stock Option Plan". The Company has no other form of compensation plan under which equity securities of the Company are authorized for issuance to employees or non-employees in exchange for consideration in the form of goods and services.

2004 STOCK OPTION PLAN

On May 6, 2003, the Board established a Stock Option Plan (the "Plan") which was approved by the shareholders of the Company at the Annual General Meeting held on June 12, 2003 and by the TSX Venture Exchange. The maximum number of Common shares of the Company initially reserved for issuance under the Plan was 6,120,225, being approximately 15% of the number of issued Common shares of the Company on the date of establishment of the Plan by the Board, which included Common shares which were reserved for issue for stock options granted before the establishment of the Plan. On April 19, 2004, the Board approved an amendment to the Plan to increase the maximum number of Common shares reserved for the granting of stock options under the Plan to a total of 7,867,415 (being approximately 15% of the number of issued Common shares of the Company at April 19, 2004 and 13% of the number of Common shares of the Company issued and outstanding as at the date of this Circular). This amendment was passed by way of disinterested shareholder vote at the 2004 Annual and Extraordinary General Meeting of Shareholders of the Company held on May 25, 2004. This increase in the maximum number of Common shares reserved under the Plan was effected in order that the Company can continue to provide incentives to its directors, officers, employees and consultants. The amendment was accepted for filing by the TSX on June 30, 2004.

As at the date of this Circular, there are stock options outstanding to purchase an aggregate of 6,790,000 Common shares, representing approximately 86% of the stock options available to be granted under the Plan and 12% of the Common shares of the Company issued and outstanding. As at the date of this Circular, there are stock options available for granting under the Plan which, if granted, would enable the holders to purchase an aggregate of 1,077,415 Common shares, representing approximately 14% of the Common shares reserved for the granting of stock options under the Plan and 2% of the Common shares of the Company issued and outstanding.

Purpose of the Plan

The purpose of the Plan is to provide an incentive to the Company's directors, senior officers, employees and consultants to continue their involvement with the Company, to increase their efforts on the Company's behalf and to attract qualified new directors, senior officers and employees. The Company does not intend to provide financial assistance to facilitate the purchase of Common shares under the Plan.

General Description/Exchange Policies

The Plan is administered the Compensation Committee. A full copy of the proposed form of Stock Option Plan is available to shareholders of the Company upon request.

The Plan was adopted in 2003 under the policies of the TSX Venture Exchange. The following is a brief description of the principal terms of the Plan, as amended in 2004, which description is qualified in its entirety by the terms of the Plan:

  The maximum number of Common shares of the Company that may be reserved for issuance of stock options granted under the Plan shall not exceed 7,877,415 Common shares.

  The exercise price of the stock options, as determined by the Compensation Committee, may not be less than the market price. Under the rules of the TSX, the "market price" is the closing market price of the Common shares of the Company on the TSX at the time of the grant of an option.

  Stock options under the Plan may be granted by the Compensation Committee to:

(a) a senior officer, director or employee of the Company or an affiliate of the Company;

(b) a consultant (other than an employee or director of the Company) providing consulting, technical, management or other services to the Company, or a consultant company excluding (unless an exemption from prospectus requirements is available under applicable securities laws) a consultant providing investor relations services; and

(c) an employee of a corporation providing management services to the Company, which management services are required for the ongoing successful operation of the business enterprise of the Company but excluding a person engaged in investor relations activities.

  The rules of the TSX require shareholders of the Company to approve by a "disinterested shareholder vote" any stock option plan or grant that could result at any time and the number of Common shares reserved for issuance under stock options exceeding 10% of the number of issued Common shares of the Company. The Board determined that the Company reserve approximately 15% of the number of issued Common shares as of the date of establishment of the Plan and received such shareholder approval.

  The term for exercise of stock options is a maximum of ten years from the date of grant provided that in the event of the optionee's death, the exercise period shall not exceed the lesser of one year from the date of the optionee's death and the expiry date of the stock option.

  Stock options may only be exercised until the earlier of the expiry date and a period of not more than 90 days after the optionee ceases to be an employee, consultant, director, or senior officer of the Company or any related company or as a management company employee, except in the case of persons providing investor relations activities to the Company where the stock options may be exercised until the earlier of the expiry date and a period of not more than 30 days after the optionee's employment or position terminates. If an optionee's employment with the Company is terminated for just cause, the options terminate on the date of such termination of employment.

  The Compensation Committee has complete discretion to set the terms of any vesting schedule of any options granted, including the discretion to permit partial vesting in stated percentage amounts based on the term of such options or to permit full vesting after a stated period of time has passed from the date of grant.

  If there is any change in the number of Common shares of the Company outstanding through any declaration of a stock dividend or any consolidation, subdivision or reclassification of the Common shares, the number of shares available under the Plan, the shares subject to any option and the exercise price will be adjusted proportionately, subject to any approval required by the TSX. If the Company amalgamates, merges, or enters into a plan of arrangement with or into another corporation, the shares received on exercise of the options thereafter will reflect the shares that would have been received had the options been exercised immediately prior to the record date for the amalgamation, merger or plan of arrangement and the exercise price will be adjusted proportionately. If a Change of Control (as defined in the Plan) of the Company occurs, all options will become immediately exercisable. If a bona fide takeover bid (as defined in the British Columbia Securities Act) is made for the Common shares of the Company, optionees will be entitled to exercise any options they hold to permit the optionee to tender the shares received upon exercise of the options to the takeover bid.

  Except in certain limited circumstances, the options are non-assignable and non-transferable. Upon the death of the optionee, the options are transferable to a person entitled to them through a will or the applicable laws of descent and distribution and may be exercised by such person until the earlier of the expiry of the term of the options or one year from the date of death of the optionee. If the optionee becomes disabled, the options may be exercised by any guardian of the optionee for a period of 90 days (30 days for optionees engaged in investor relations activities) from the date of termination of the optionee's employment or services resulting from the disability.

  If any options are cancelled, surrendered, terminated or have expired without being exercised, new options may be granted under the Plan covering the shares not purchased under such lapsed options.

  The decrease in the exercise price or an extension of the term of stock options previously granted to insiders requires approval by a "disinterested shareholder vote" prior to exercise of such repriced stock options.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No director or senior officer of the Company, proposed nominee for election as a director, or associate or affiliate of any such director or senior officer or proposed nominee, is or has been indebted to the Company since the beginning of the last completed financial year of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Circular, "informed person" means:

(a) a director or executive officer of the Company;

(b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;

(c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company, or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company, other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d) the Company if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

Other than as set out in this Circular, no informed person, no proposed director of the Company and no associate or affiliate of any such informed person or proposed director, has any material interest, direct or indirect, in any material transaction since the commencement of the Company's last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries, except as follows:

During 2004, the Company accrued or paid legal fees aggregating $664,277 (including $254,471 for the Company's subsidiary Toquima) to a law firm in which a partner, David R. Reid, is a director of the Company. The fees are recorded within professional expenses, IPO costs of Toquima, mineral property acquisition costs, investments and share issue costs in the financial statements of the Company. As at December 31, 2004, the Company owed $277,521 to Davis & Company. These amount are included in accounts payable and accrued liabilities and represent the unpaid portion of the legal fees as of the respective dates in the financial statements of the Company. The address of David R. Reid at Davis & Company is 2800 Park Place, 666 Burrard Street, Vancouver, BC, V6C 2Z7.

During 2004, the Company completed an option agreement with TLC Ventures Corp. ("TLC"), whereby TLC can acquire a 100% interest in the Point Leamington Property located in the Province of Newfoundland and Labrador in exchange for 150,000 common shares of TLC and $125,000 in cash. TLC is required to issue an additional 75,000 common shares and pay $50,000 in cash on each of the next two anniversary dates of the agreement. If TLC were to sell the property during the option period, the Company would receive 50% of the gross proceeds less consideration already paid by TLC. The Company retains the right of first refusal to purchase a 2% NSR royalty. The Company and TLC had a common director, Douglas B. Forster, at the time the Company entered into and completed this option agreement.

The Company has entered into indemnity agreements with directors J. Garfield MacVeigh, David W. Adamson and David R. Reid. The Company had also entered into an indemnity agreement with Michael J. Gray, former director and officer of the Company, who resigned from the Company on April 15, 2005. The Company has agreed to indemnify those individuals from all claims in connection with actions taken by reason of their positions as directors (and where applicable, officers) of the Company, provided that the director acted honestly and in good faith with a view to the best interests of the Company, and in the case of a criminal or administrative claim, action, proceeding or investigation, the director had reasonable grounds for believing that his conduct was lawful. The agreements are subject to the requirements of the Business Corporations Act (British Columbia) (the "Act"). Section 142 of the Act requires a director, in exercising the director's power and performing the director's functions, to act honestly and in good faith and in the best interests of the Company. Section 148 of the Act requires every director and senior officer who is in any way interested in a proposed contract or transaction with the Company to disclose the nature and extent of his or her interest to the directors or to the shareholders, depending upon whether the proposed contract or transaction is to be approved by the directors or the shareholders by special resolution. Section 148 renders a director liable to account to the Company for any profit made as a consequence of the Company entering into or performing the proposed contract or transaction, unless he or she discloses the nature and extent of his or her interest before the proposed contract or transaction is approved by the directors or by the shareholders, as the case may be, and, where the contract is approved by the directors, he or she abstains from voting as a director on the approval of the proposed contract or transaction, or where the Company entered into the contract or transaction before he or she became a director or senior officer, disclosure of the interest is made in accordance with section 148 and the director or senior officer does not participate in, and in the case of a director, does not vote as a director on, any decision or resolution touching on the contract or transaction.

Since January 1, 2004, one insider of the Company has participated in a private placement of the Company, as follows:.

Name	Financing	Security Type	Number	Purchase Price

David R. Reid, Director	Dec. 23, 2004, Flow Through	Common shares	71,500	$1.40

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITORS

Multilateral Instrument 52-110 of the Canadian Securities Administrators ("MI 52-110") requires the Company to disclose annually in its Annual Information Form certain information concerning the constitution of its audit committee and its relationship with its independent auditors. Such information can be found in Items 6.A, 6.C, and 16.A and the full text of the Company's Audit Committee Charter can be found in Exhibit 16.1 of the Company's Form 20F, Annual Report, for the fiscal year ended December 31, 2004, which is available on SEDAR at www.sedar.com and a copy will be provided free of charge to any securityholder of the Company upon request.

CORPORATE GOVERNANCE

The policies of the TSX require companies to make annual disclosure relating to their corporate governance processes and practices using as a general reference, the Corporate Governance Disclosure Guidelines contained in Part 4 of the TSX Company Manual (the "Guidelines").

The following summarizes the Company's approach to corporate governance with reference to the specifically enumerated Guidelines.

The Company's Approach

Mandate and Responsibility of the Board

The Board is responsible for supervising the management of the Company's business and the conduct of the Company's affairs generally. The Board actively participates in strategic planning and is responsible for reviewing and approving the Company's operating plans. The Board also takes responsibility for identifying the principal risks of the Company's business and for ensuring these risks are effectively monitored and mitigated to the extent reasonably practicable. Appropriate succession planning, including the recruitment, training, supervision, compensation and performance assessment of the Company's senior management personnel also falls within the ambit of the Board's responsibilities.

In keeping with its overall responsibility for the stewardship of the Company, the Board is responsible for the integrity of the Company's internal control and management information systems and for the Company's policies respecting corporate disclosure and communications.

Composition of the Board

The Guidelines state that the board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors. An "unrelated director" is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising out of shareholding. A "related director" is a director that is not an unrelated director.

Three of the Company's six incumbent directors are presently unrelated for the purposes of the Guidelines. Of the six individuals on the Board, related management directors are J. Garfield MacVeigh, who is Chairman of the Board and David W. Adamson, who is President & CEO. David R. Reid who is the Company's legal counsel, is a related outside director. Philip Martin, John R. Brodie and Kevin D. Sherkin, the remaining directors, are free of any interest (other than shareholding), business or other relationship which could, or could reasonably be perceived to, materially interfere with their ability to act with a view to the best interests of the Company.

The current size of the Board is such that the entire Board takes responsibility for selecting new directors. In connection with the Board's search for suitable candidates for appointment to the Board who meet the unrelated test in the Guidelines, all of the current Board members will assess potential candidates.

The Board will consider implementing in the future a formal process for assessing Board effectiveness should circumstances warrant. Based on the Company's size, its stage of development and the limited number of individuals on the Board, the Board considers a formal assessment process of the nature recommended by the Guideline to be inappropriate at this time. The Board plans to continue evaluating its own effectiveness on an ad hoc basis.

New directors are provided with an information package about the Company and are briefed on strategic plans, short, medium and long term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing Company policies.

The Company increased the size of the Board to six directors during the 2003 financial year. The Board considers its size appropriate for effective decision making.

The quantity and quality of Board compensation is reviewed on an annual basis. At present, the Board is satisfied that the current Board compensation arrangements adequately reflect the responsibilities and risks involved in being an effective director of the Company. The only current form of Board Compensation for non-management directors is stock options.

Description of Board Committees

Committees of the Board consist of an Audit Committee, a Corporate Governance Committee and a Compensation Committee.

The Audit Committee presently consists of three unrelated outside directors, John R. Brodie (Chair), Kevin D. Sherkin and Philip S. Martin. The role of the Audit Committee is to oversee the Company's financial reporting obligations, systems and disclosure and to act as a liaison between the Board and the Company's auditors. The activities of the Audit Committee typically include reviewing annual financial statements, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders, reviewing the results of internal and external audits and any change in accounting procedures or policies, and evaluating the performance of the Company's auditors.

The Corporate Governance Committee presently consists of Philip S. Martin (Chair), David R. Reid and Kevin D. Sherkin. The Corporate Governance Committee is in the process of reviewing current governance guidelines and does not have a charter.

The Compensation Committee consists of two outside unrelated directors, John R. Brodie and Philip S. Martin, and one outside related director, David R. Reid (Chair), the Company's legal counsel, none of whom are members of management. The role of the Compensation Committee is primarily to administer the Company's Stock Option Plan and to determine the remuneration of executive officers.

The full Board assumes responsibility for developing and implementing the Company's approach to corporate governance issues. The President and CEO is responsible for over-seeing and executing the corporate governance policy of the Board. The Corporate Governance Committee makes on-going assessments and amendment recommendations to the Board.

Board Approvals and Review

The Board is specifically responsible for approving long-term strategic plans and annual operating plans recommended by management. Board consideration and approval is also required for all material contracts and business transactions and all debt and equity financing proposals. The Board is also responsible for senior executive recruitment and compensation.

The Board delegates to management, through the President and CEO, responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company's business in the ordinary course, managing the Company's cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Board also looks to management to furnish recommendations respecting corporate objectives, long-term strategic plans and annual operating plans.

Board Independence

The Board is currently composed of two management related directors and four non-management directors, three of whom are unrelated and one is an outside related director.

Audit Committee Independence

At present, all three members of the Audit Committee are unrelated outside directors. The role of the Audit Committee is described under "Description of Board Committees" above.

Independent Advisor

Each member of the Board understands that he is entitled to seek the advice of an independent expert if he reasonably considers it warranted under the circumstances.

PARTICULARS OF MATTERS TO BE ACTED UPON

RECEIPT OF FINANCIAL STATEMENTS

The financial statements of the Company for the financial year ended December 31, 2004 and the auditors' report thereon will be presented to the Meeting.

APPOINTMENT OF AUDITORS

The shareholders of the Company will be asked to vote for the re-appointment of De Visser Gray, Chartered Accountants, as auditors of the Company for the ensuing year. Unless such authority is withheld, the Management Designees, if named as proxy, intend to vote the Common shares represented by any such proxy in favour of a resolution reappointing De Visser Gray, Chartered Accountants, as auditors for the Company for the ensuing year, to hold office until the close of the next annual general meeting of shareholders or until the firm of De Visser Gray, Chartered Accountants is removed from office or resigns. The shareholders will also be asked to approve and adopt an ordinary resolution authorizing the directors of the Company to fix the compensation of the auditors for the ensuing year. De Visser Gray, Chartered Accountants, have been the auditors of the Company since June 26, 1996.

ELECTION OF DIRECTORS

The Board of Directors presently consists of six directors and it is intended to elect six directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees and unless such authority is withheld, the Management Designees intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Business Corporations Act (British Columbia).

As at the date hereof, the members of the Audit Committee are John R. Brodie (Chair), Kevin D. Sherkin and Philip S. Martin. The members of the Corporate Governance Committee are Philip S. Martin (Chair), David R. Reid and Kevin D. Sherkin. The members of the Compensation Committee are David R. Reid (Chair), Philip S. Martin and John R. Brodie. The Company does not have an Executive Committee of its Board of Directors.

The following table sets out the name of the nominees for election as directors, the province and country in which each is ordinarily resident, all offices of the Company now held by each of them, their present principal occupation or employment, the period of time for which each has been a director of the Company, the number of Common shares of the Company or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as of May 16, 2005:

No. of Common
Shares
Name, Position and		Date First	Beneficially
Province & Country of	Present Principal Occupation	Appointed as a	Held or
Residence(1)	or Employment(1)	Director	Controlled(1), (2)

J. GARFIELD MACVEIGH	Exploration Geologist; Chairman of the	March 6, 1996	1,288,096(3)
Chairman of the Board &	Board and Director of the Company;
Director	President and Director of Rubicon
Resident of British Columbia,	Management Ltd.
Canada

No. of Common
Shares
Name, Position and		Date First	Beneficially
Province & Country of	Present Principal Occupation	Appointed as a	Held or
Residence(1)	or Employment(1)	Director	Controlled(1), (2)

DAVID W. ADAMSON	Exploration Geologist; President, CEO and	March 6, 1996	1,070,767(3)
President, CEO & Director	Director of the Company; Director of
Resident of British Columbia,	Rubicon Management Ltd.
Canada

DAVID R. REID	Lawyer; Partner of Davis & Company,	April 6, 2001	196,500
Director	Barristers & Solicitors
Resident of British Columbia,
Canada

PHILIP S. MARTIN	Principal, P.S. Martin & Associates,	July 11, 2003	144,500
Director	Financial Consultants
Resident of Ontario, Canada

JOHN R. BRODIE	Fellow Chartered Accountant (FCA),	January 27, 2005	nil
Director	President of John R. Brodie Capital Inc., a
Resident of British Columbia,	private management services company, 2003
Canada	to present, former partner, KPMG, over five
years, Director of Far West Mining Ltd. and
Trustee of Ag Growth Income Fund

KEVIN D. SHERKIN	Lawyer, Managing Partner of Levine	January 27, 2005	35,715
Director	Sherkin Boussidan, over five years
Resident of Ontario, Canada

Notes:

(1) The information as to province and country of residence, present principal occupation or employment and the number of Common shares beneficially owned or controlled, is not within the knowledge of the management of the Company and has been furnished by the respective nominees. The information as to present province and country of residence, occupation or employment for each of John R. Brodie and Kevin D. Sherkin is for the past five years.

(2) Does not include stock options held by the directors as follows:

Option Holder	Number of Shares	Exercise Price	Expiry Date
James Garfield MacVeigh	175,000	$0.83	August 8, 2007
	250,000	$1.18	January 6, 2010
David W. Adamson	175,000	$0.83	August 8, 2007
	250,000	$1.18	January 6, 2010
David R. Reid	175,000	$0.83	August 8, 2007
	200,000	$1.18	January 6, 2010
Philip S. Martin	225,000	$0.84	July 18, 2007
	150,000	$1.18	January 6, 2010
John R. Brodie	200,000	$1.18	January 27, 2010
Kevin D. Sherkin	200,000	$1.18	January 27, 2010

(3) Included in the share positions of J. Garfield MacVeigh and David W. Adamson are those shares held directly and indirectly through personal holding corporations and 1/3 each of the issued shares of Rubicon Management Ltd. ("RML"), which owns 2,300,000 common shares of the Company. The sole purpose of RML is to act as a holding company. RML does not actively conduct business, nor does it have a management relationship with the Company.

To the best of knowledge of the management of the Company, no proposed director of the Company is, or within the 10 years before the date of this Circular has been, a director or executive officer of any company that, while that person was acting in that capacity:

  was the subject of a cease trade or similar order or an order that denied that company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

  was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

  within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver manager or trustee appointed to hold its assets.

No proposed director of the Company has, within the 10 years before the date of this Circular, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangements or compromises with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

CHANGES TO THE COMPANY'S CHARTER DOCUMENTS

The Business Corporations Act (British Columbia) (the "New Act") came into force on March 29, 2004 and replaced the Company Act (British Columbia) (the "Former Act"). The New Act is designed to make the laws governing British Columbia companies more consistent with other Canadian and U.S. jurisdictions, to provide greater flexibility and efficiency and to provide shareholders with more choices of governance structures.

Under the New Act, the Company is a "pre-existing company" and as such is subject to the provisions of the New Act, including the Pre-Existing Company Provisions ("Pre-Existing Company Provisions") set forth in Table 3 to the

Business Corporations Regulation (British Columbia).

Every pre-existing company is required to file with the British Columbia Registrar of Companies ("Registrar") within two years of March 29, 2004 a transition application under the New Act ("Transition Application") to substitute a new Notice of Articles to replace its Memorandum. The only information contained in the Notice of Articles is the name of the company and any translation thereof, the names of the directors and officers, the addresses of the registered and records offices and the authorized share structure restated from a company's existing memorandum or articles. A pre-existing company that fails to file a Transition Application by March 29, 2006 will be subject to dissolution by the Registrar. Further, a pre-existing company that has not transitioned under the New Act may not effect any changes to its existing memorandum or articles. Under the New Act, the directors of the Company are permitted to approve and complete the Transition Application.

The Board of Directors of the Company has approved the transition of the Company under the New Act and the filing of the Transition Application of the Company containing the Company's Notice of Articles ("Rubicon Notice of Articles") to replace the existing memorandum of the Company. The Company will file this Transition Application prior to filing a Notice of Alteration of Articles in relation to the special resolution set out below.

Management and the Board of Directors of the Company have reviewed the current Articles of the Company (the "Existing Articles") (a copy of which is available online at www.sedar.com) and considered the options available under the New Act to determine what changes, if any, can provide a benefit to the Company and its shareholders so that the Company can take full advantage of the legislative opportunities offered by the New Act. At the Meeting, management is seeking shareholder approval of certain amendments to the Rubicon Notice of Articles including deleting the Pre-Existing Company Provisions and changing the authorized share structure to an unlimited number of Common shares without par value. The Company is also seeking shareholder approval of new Articles ("New Articles") under the New Act to replace the Existing Articles in order to remove certain provisions that relate to restrictions contained in the Former Act that are no longer required in the New Act and which will incorporate some of the more flexible provisions of the New Act. The

Company is of the view that amending the Rubicon Notice of Articles and replacing the Existing Articles will enable the Company to be more efficient, flexible and cost effective and will bring the Company's charter documents into line with charters documents of companies in other jurisdictions.

Three special resolutions, as set out below, are proposed to accomplish these changes. The special resolutions require approval by a 75% majority of those shareholders who, being entitled to do so, vote in person or by proxy at the Meeting in respect of such resolutions.

The form of the Company's charter documents following the Meeting will vary depending upon which of the special resolutions below are approved, if any. If none of the three special resolutions is approved, the Existing Articles, containing the Pre-Existing Company Provisions described below and the existing limit on authorized share capital will continue to govern the Company. If only the special resolution to replace the Existing Articles by the New Articles is approved, then the New Articles will govern, but these will contain the Pre-Existing Company Provisions. If the special resolution to remove the Pre-Existing Company Provisions is approved, provisions will be included in the Existing Articles or the New Articles, as the case may be, to reflect this approval (but in the case of the Existing Articles, the three-quarters majority requirement for all special resolutions will remain until a further resolution is passed to reduce the majority for some or all special resolutions). A provision will be included in the altered Notice of Articles to reflect an unlimited share structure if this is approved.

The following is a summary of the three amendments for which shareholder approval is being sought at the Meeting by way of three individual special resolutions:

Deletion of Pre-Existing Company Provisions

The Company is proposing to alter the Rubicon Notice of Articles to remove the application of the Pre-Existing Company Provisions. The Pre-Existing Company Provisions are statutory provisions intended to preserve the application of certain provisions of the Former Act to companies formed under the Former Act until the shareholders pass a special resolution making the Pre-Existing Company Provisions inapplicable. Because the Company is a reporting issuer in British Columbia, only two Pre-Existing Company Provisions would continue to apply to the Company following the completion of its transition under the New Act unless they are removed, namely:

  Under the Pre-existing Company Provisions, if a company offers to purchase any of its own shares, it must extend the offer on a proportionate basis to all shareholders holding shares of the class or series of shares subject to the offer, subject to certain exceptions. The New Act does not contain a similar provision. While the exceptions to this proportionate purchase requirement would, in the vast majority of cases, allow the Company to purchase its shares without having to extend the offer to purchase to all shareholders holding those shares, management believes that this restriction may unduly limit flexibility in future transactions, where the ability to repurchase some, but not all of its shares from shareholders may be necessary or desirable. Accordingly, if shareholders approve the removal of the application of the Pre-Existing Company Provisions, this requirement will not longer apply to the Company. The Company would still be subject to applicable securities legislation and stock exchange policies if it decided to make an offer to purchase its own shares.

  Under the Pre-Existing Company Provisions, a special resolution must be passed by no less than three-quarters of the votes cast at a general meeting in favour of a proposed special resolution. Under the New Act, with shareholder approval, the Company may reduce the level of the majority required to pass some or all special resolutions to two-thirds of the votes cast at a general meeting. Management and the Board of Directors believe that the reduced threshold for all special resolutions will provide the Company with greater flexibility for future corporate activities and is consistent with companies incorporated in other jurisdictions.

Shareholders are asked to approve the removal of the application of the Pre-Existing Company Provisions for the Company. If shareholders do not approve the removal of the Pre-Existing Company Provisions, then the Company will not always be able to redeem or repurchase its shares without making pro-rata offers to all shareholders and the three-quarters majority will remain as the threshold vote required for the approval of all special resolutions of every nature, and this will be so whether or not the Existing Articles are replaced by the New Articles.

Accordingly, the shareholders will be asked at the Meeting to approve, adopt and ratify the following special resolution:

"RESOLVED, AS A SPECIAL RESOLUTION, THAT:

  the Company's Notice of Articles be altered to remove the application of the Pre-Existing Company Provisions (as defined in the British Columbia Business Corporations Act) and specifically, the Pre-Existing Company Provisions:

(a) which require the Company to make a pro rata offer to its shareholders to redeem or repurchase the Company's common shares, and

(b) which require that, to be adopted, all special resolutions must be approved by three-quarters of the votes cast,

and that the Pre-Existing Company Provisions be and are hereby removed and no longer apply to the Company;

  any director or officer of the Company be and is hereby is authorized to execute and file a Notice of Alteration of the Company's Notice of Articles with the Registrar of Companies (British Columbia) along with all other documents and take such further actions that may be necessary to effect the amendment;

  the board of directors of the Company is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this resolution or to revoke this special resolution before it is acted upon, without further approval, ratification or confirmation by the shareholders; and

  the removal of the Pre-Existing Company Provisions shall not take effect until the Notice of Alteration is filed with the Registrar of Companies (British Columbia)."

The Board of Directors of the Company is of the view that passing the foregoing special resolution is in the best interests of the Company and recommends that shareholders vote in favour of this special resolution. Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of the foregoing special resolution.

Proposed Alteration of Authorized Share Structure

The authorized share structure of the Company presently consists of 250,000,000 Common shares without par value.

As now permitted by the New Act, the Company proposes an amendment to the Rubicon Notice of Articles to eliminate the maximum number of Common shares that the Company is authorized to issue and to change the Company's authorized share structure to an unlimited number of Common shares without par value. Under the Former Act, the Company was required to adopt a specific number limit for its authorized (as opposed to actual issued) share capital. This requirement was different from the legislation in most jurisdictions in Canada and the United States, which allow a company to authorize an unlimited number of shares as its authorized capital. Management is of the view that having unlimited authorized share structure with respect to the Common shares provides the Company with greater flexibility for future corporate activities.

Shareholders are asked to approve an alteration to the Rubicon Notice of Articles to provide that the Company's authorized share structure is an unlimited number of Common shares without par value. If shareholders do not approve this alteration, then the Company's authorized share structure will be 250,000,000 Common shares without par value, and this will be so whether or not the Pre-Existing Company Provisions are removed or the Existing Articles are replaced by the New Articles.

Accordingly, the shareholders will be asked at the Meeting to approve, adopt and ratify the following special resolution:

"RESOLVED, AS A SPECIAL RESOLUTION, THAT:

  the limit on the number of Common shares that the Company is authorized to issue be eliminated;

  the Company's authorized share structure be an unlimited number of Common shares without par value;

  Notice of Alteration to the Company's Notice of Articles be completed and filed with the Registrar of Companies (British Columbia) as required;

  any director or officer of the Company be and is hereby is authorized to execute and file a Notice of Alteration of the Company's Notice of Articles with the Registrar of Companies (British Columbia) along with all other documents and take such further actions that may be necessary to effect the amendment;

  the board of directors of the Company is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with this resolution or to revoke this resolution before it is acted upon, without further approval, ratification or confirmation by the shareholders; and

  the alteration to the authorized share structure of the Company shall not take effect until the Notice of Alteration is filed with the Registrar of Companies (British Columbia)."

The Board of Directors of the Company is of the view that passing the foregoing special resolution is in the best interests of the Company and recommends that shareholders vote in favour of this special resolution. Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of this special resolution.

The amendments to the Rubicon Notice of Articles with respect to the foregoing two special resolutions shall take effect immediately on the date and time the Notice of Alteration is filed with the Registrar of Companies (British Columbia).

Adoption of New Articles

The Board of Directors proposes to amend its charter to delete and cancel the Existing Articles of the Company and to replace them in their entirety with the New Articles to better conform with the New Act and to take advantage of certain business flexibilities available under the New Act. A copy of the proposed New Articles are attached to this Circular as Schedule "A".

Set out below is a summary of the substantive changes between the Existing Articles and the New Articles. These proposed changes include substantive changes and changes that are a result of changes under the New Act. The New Articles also incorporate a number of non-substantive changes, including the use of the new terminology adopted under the New Act. For example, "members" are now "shareholders" and "register of members" is now "central securities register" under the New Act. Many of these terminology and wording changes are not discussed in detail here, as they reflect statutory requirements that the Company cannot alter or amend.

The following is a discussion of the substantive changes proposed in the New Articles.

Borrowing Powers

Under the Existing Articles, the Company may borrow money, issue debt and mortgage, pledge, or give security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future). However, under the New Act, companies are now also permitted, without restriction, to guarantee repayment of money by any other person or the performance of any obligation of any other person. This change reflects the modernization of corporate legislation to effectively respond to increasingly complex financial transactions that companies may enter into in the course of their business. As a result, the New Articles propose that the Company also be able to guarantee the repayment of money by any other person or the performance of any obligation of any other person. Management believes that it is in the best interests of the Company to allow for such a guarantee to permit the Company the maximum flexibility in possible future financial transactions, recognizing the duties directors have to ensure that the guarantee must always be in the best interest of the Company and its shareholders.

Directors' Authority to Set Auditors' Remuneration

Under the New Act, the Company is, subject to shareholder approval, permitted to include in the New Articles authorization for the directors to set the remuneration paid to the auditors of the Company. The Former Act required the shareholders to set the remuneration or the shareholders to authorize, on an annual basis, the directors to set the remuneration. Historically, shareholders of the Company have always authorized the directors to appoint the auditors and to set the auditor's remuneration. As a result, the inclusion of the authority for directors to set the auditor's remuneration in the New Articles merely codifies existing practice. More importantly, however, this change also codifies new corporate governance rules and regulations relating to audit committees and the appointment and remuneration of auditors.

Delivery of Documents to Shareholders

As a result of changes under the New Act, the New Articles now permit the delivery of documents to a shareholder by facsimile transmission, email and any other method permitted under securities legislation, so long as the shareholder consents and provides its facsimile number, email address or other authorized delivery method. This change reflects recent developments under securities legislation. As part of its efforts to modernize and adopt new, less expensive methods of shareholder communication, management believes it is in the best interests of the Company to allow for facsimile transmission, email and other permitted methods of delivery of documents to shareholders. As a result, the New Articles propose to allow the Company to deliver documents to shareholders by facsimile transmission, email and other methods permitted by securities legislation.

Proxies

As a result of changes under the New Act, the New Articles now permit shareholders to deposit their proxies for shareholder meetings through Internet or telephone voting services, in addition to the usual methods of mail or facsimile delivery. This reflects a general movement by corporations to adopt easier and faster ways for shareholders to communicate with companies. As part of its efforts to modernize and adopt new, less expensive methods of shareholder communication, management believes it is in the best interests of the Company to allow for proxies to be deposited using the Internet or telephone voting services.

Special Majority for Resolutions

Under the Former Act, the majority of votes required to pass a special resolution at a general meeting was three-quarters of the votes cast on a resolution. Under the New Act, the Company is authorized to determine whether a special resolution requires two-thirds or three-quarters of the votes cast on a resolution. The Existing Articles do not state what the majority was for a special resolution, as this matter was dealt with under the Former Act. The New Articles propose that a special resolution require a majority of two-thirds of the votes cast on a resolution. If the special resolution to remove the Preexisting Company Provisions is approved, the New Articles will provide that the majority required to pass special resolutions will be reduced to two-thirds of the votes cast for all special resolutions (Article 11.2 Alternative A). If the special resolution is not passed, the New Articles will retain the three-quarters majority requirement for all special resolutions (Article 11.2 Alternative B). Management and the Board of Directors believe that where special matters are being considered by shareholders, the lower threshold is adequate, as it is equivalent to the provisions of the Canada Business Corporations Act.

Share Issuances

Under the Former Act, the maximum discount or commission payable on the issuance of a share of the Company was 25%. Under the New Act, the Company is, subject to shareholder approval, now permitted to avoid setting a numerical maximum for a discount or commission payable on the issuance of a share but rather limit any discount or commission by a test of reasonableness. The New Articles provide that the Company be permitted to pay or offer the commission or discount as permitted in the New Act. Management of the Company is of the view that the 25% maximum limit should not be set out in the New Articles as such a limit does not consider factual circumstances nor apply a test of reasonableness. By limiting the discount or commission amounts payable by the test of reasonableness, exercised by directors with a duty to act in the best interest of the Company, the Company is provided greater flexibility in possible future transactions. In addition, since the Company is a public company, it is subject to the requirements of the Exchange on share issuances and discounts and commissions, which requirements are generally more stringent than the Former Act provisions.

Resolutions Required

Under the New Act, the Company is, subject to shareholder approval, now permitted to set out in its New Articles the threshold for approval of resolutions required for certain corporate changes. A Company may choose different thresholds of support for specific resolutions, including changes such as the subdivision and consolidation of its shares and Company name changes. Changes such as subdivision, consolidation and name changes were required to be approved by special resolution of the shareholders under the Former Act. The Company has decided to retain in the New Articles the requirement for a special resolution for share subdivisions, share consolidations and changes of name, except in circumstances where the Company wishes to have a foreign translation of its name or to change such foreign translation. In that circumstance, the New Articles provide that the directors are authorized to adopt a foreign translation of its name or to amend such foreign translation. Other capital and share structure changes will continue to require approval by either an ordinary or special resolution of the shareholders as before the adoption of the New Articles.

Share Purchases

Under the Existing Articles, if the Company made an offer to purchase any of its own shares, it was required to extend the offer on a proportionate basis to all shareholders holding the same class or series of shares that were subject to the offer, subject to certain exceptions. As this is no longer a requirement of the New Act, the New Articles will only contain this restriction if the special resolution to remove the Pre-existing Company Provisions is not approved by the shareholders (Article 7.1 Alternative B); if such special resolution is adopted, this restriction will not appear in the New Articles (Article 7.1 Alternative A).

The following are changes to the provisions contained in the New Act which have an effect on provisions contained in the Existing Articles:

Officers

Under the Existing Articles, the Company was required to have at least a President and Secretary as officers, and there had to be separate individuals holding those positions. In addition, the President was required to be director of the Company. These were requirements under the Former Act. However, under the New Act, those requirements no longer exist, and as a result, it is proposed that the New Articles remove these requirements. Management and the board of directors believe that by removing these restrictions the Company is better able to meet its corporate governance obligations as to membership of the board of directors.

Publication of Advance Notice of Meeting

Under the Existing Articles, the Company was required to publish an advance notice of a general meeting of shareholders at which directors were to be elected in the manner required under the Former Act. Under the New Act, the Company is no longer required to publish an advance notice of general meetings of shareholders at which directors are to be elected, and recent changes to securities legislation in Canada requires that all public companies, including the Company, post advance notice of a general meeting online at www.sedar.com in advance of the record date for the Meeting. As a result, it is proposed that the New Articles remove the requirement to publish advance notice of the Meeting.

Share Certificates

Under the Existing Articles, a shareholder is entitled to a share certificate representing the number of shares of the Company he or she holds. Under the New Act, a shareholder is now entitled to a share certificate representing the number of shares of the Company he or she holds or a written acknowledgement of the shareholder's right to obtain such a share certificate. As a result, the New Articles have been amended to provide for this additional right. The addition of the ability to issue a written acknowledgement is very useful for public companies such as the Company, since it permits flexibility in corporate and securities transmissions.

Disclosure of Interest of Directors

Under the New Act, the provisions relating to the disclosure of interests by directors have been revised and updated. As directors of the Company are bound by these provisions, the New Articles have deleted reference to the old disclosure of interest provisions and refer to the provisions contained in the New Act.

Indemnity Provision

Under the Former Act, the Company could only indemnify directors where it obtained prior court approval, except in certain limited circumstances. The Existing Articles provide for the Company to indemnify directors, subject to the requirements of the Former Act. Under the New Act, the Company is now permitted to indemnify a past or present director or officer of the Company without obtaining prior court approval in respect of an "eligible proceeding". An "eligible proceeding" includes any legal proceeding relating to the activities of the individual as a director or officer of the Company. However, under the New Act, the Company will be prohibited from paying an indemnity if:

(a) the party did not act honestly and in good faith with a view to the best interests of the Company;

(b) the proceeding was not a civil proceeding and the party did not have reasonable grounds for believing that his or her conduct was lawful; and

(c) the proceeding is brought against the party by the Company or an associated corporation.

As a result, the New Articles propose to allow the Company to indemnify directors, officers, employees and agents, subject to the limits imposed under the New Act. Management believes that it is in the best interests of the Company to allow the indemnification of directors, officers, employees and agents, subject to the limits and conditions of the New Act.

Holding of Annual General Meetings

Under the Former Act, annual general meetings were required to be held within 13 months of the last annual general meeting. The New Act allows for annual general meetings to be held once in each calendar year and not more than 15 months after the last annual general meeting and accordingly, the Company's New Articles reflect this provision.

Location of Annual General Meetings

Under the Former Act, annual general meetings were required to be held in British Columbia, unless the Registrar approved a location outside British Columbia. The New Act allows for annual general meetings to be held outside British Columbia without the need to obtain the Registrar's approval, if the articles of a company so provide. The Company's New Articles reflect this provision.

Accordingly, the shareholders of the Company will be asked at the Meeting to pass the following special resolution:

"RESOLVED, AS A SPECIAL RESOLUTION, THAT:

  the Articles of the Company be altered by deleting and cancelling the existing Articles of the Company and the form of Articles attached as Schedule "A" to the Circular be adopted as the Articles of the Company in substitution for, and to the exclusion of, the existing Articles of the Company, provided that:

(a) if the shareholders have approved the special resolution to remove the Pre-Existing Company Provisions, as defined in the Business Corporations Act (British Columbia), then the New Articles shall contain the versions of sections 7.1 and 11.2 in such form of New Articles marked as ALTERNATIVE A; and

(b) if the shareholders have not approved the special resolution to remove the Pre-Existing Company Provisions, then the New Articles shall contain the versions of sections 7.1 and 11.2 in such form of New Articles marked as ALTERNATIVE B;

  any director or officer of the Company be and is hereby authorized to execute, deliver and file all such documents and instruments, including any amendment to the Company's Notice of Articles and any filings with the Registrar of Companies (British Columbia), that may be necessary to effect the foregoing alteration; and

  the board of directors of the Company is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this resolution or to revoke this special resolution before it is acted upon without further approval, ratification or confirmation by the shareholders."

The New Articles shall have effect immediately on the date and time the New Articles are deposited for filing in the Company's records office. If one or both of the special resolutions to delete the Pre-Existing Company Provisions or to change the authorized share structure are approved by the shareholders, then the New Articles will not be deposited for filing into the Company's records office until the Notice of Alteration with respect to the Pre-Existing Company Provisions and/or the authorized share structure are filed with the Registrar of Companies (British Columbia).

The Board of Directors of the Company is of the view that passing the foregoing resolution is in the best interests of the Company and recommends that shareholders vote in favour of this special resolution. Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of this special resolution.

OTHER BUSINESS

Management of the Company knows of no matter to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Circular. However, if any other matters properly come before the Meeting, it is the intention of the Management Designees to vote on the same in accordance with their best judgment of such matters.

SHAREHOLDER PROPOSALS

ANY SHAREHOLDER WHO INTENDS TO PRESENT A PROPOSAL AT THE COMPANY'S 2006 ANNUAL GENERAL MEETING OF SHAREHOLDERS MUST SEND THE PROPOSAL TO THE COMPANY'S CORPORATE SECRETARY AT THE REGISTERED OFFICE OF THE COMPANY, 2800 - 666 BURRARD STREET, VANCOUVER, BC V6C 2Z7. IN ORDER FOR THE PROPOSAL TO BE INCLUDED IN THE COMPANY'S PROXY MATERIALS SENT TO THE SHAREHOLDERS, IT MUST BE RECEIVED BY THE COMPANY NO LATER THAN MARCH 23, 2006, AND MUST COMPLY WITH THE REQUIREMENTS OF SECTION 188 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA). THE COMPANY IS NOT OBLIGATED TO INCLUDE ANY SHAREHOLDER PROPOSAL IN ITS PROXY MATERIALS FOR THE 2006 ANNUAL GENERAL MEETING IF THE PROPOSAL IS RECEIVED AFTER THE MARCH 23, 2006, DEADLINE.

GENERAL

Unless otherwise directed, it is Management's intention to vote proxies in favour of the resolutions set forth herein. All ordinary resolutions require, for the passing of the same, a simple majority of the votes cast at the Meeting by the shareholders. All special resolutions require, for the passing of the same, a three-quarters majority of the votes cast at the Meeting by the shareholders.

ADDITIONAL INFORMATION

Additional information concerning the Company is available on SEDAR at www.sedar.com. Financial information concerning the Company is provided in the Company's financial statements and auditors' report thereon and Management Discussion and Analysis for the financial year ended December 31, 2004, which is available on SEDAR and which, upon request, will be sent without charge to any securityholder of the Company.

Shareholders wishing to obtain a copy of the Company's audited annual financial statements and Management's Discussion and Analysis may contact the Company as follows:

Rubicon Minerals Corporation
Suite 1540 - 800 West Pender Street
Vancouver, BC
V6C 2V6
Telephone: (604) 623-3333
Facsimile:    (604) 623-3355
Website: www.rubiconminerals.com

DIRECTORS' APPROVAL

The contents of this Management Information Circular and the sending thereof to the shareholders of the Company have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

"David W. Adamson"

David W. Adamson
President and CEO

Vancouver, British Columbia
May 17, 2005

SCHEDULE "A"

RUBICON MINERALS CORPORATION
(the "Company")

PROPOSED ARTICLES